Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	Predecessor Company			Successor Company
			Seven Months	Five Months
			Ended	Ended
	Year Ended December 31,		July 31,	December 31,	Year Ended December 31,
	2002	2003	2004	2004	2005	2006
Earnings:
Income (loss) before income taxes and minority interests	$(640,978)	$(589,385)	$917,356	$(4,461)	$51,148	$2,903
Fixed charges	252,414	102,853	14,768	24,622	58,547	106,649
Capitalized interest	286	2,691	1,570	—	(8,719)	(15,861)

Earnings adjusted for fixed charges	$(388,278)	$(483,841)	$933,694	$20,161	$100,976	$93,691

Fixed charges:
Interest	$232,145	$83,371	$4,195	$16,594	$38,784	$78,047
Portion of rent expense representative of interest (1)	20,269	19,482	10,573	8,028	19,763	28,602

Total fixed charges	$252,414	$102,853	$14,768	$24,622	$58,547	$106,649

Ratio of earnings to fixed charges			63.2x		1.7x

Deficiency of earnings to fixed charges	$(640,692)	$(586,694)		$(4,461)		$(12,958)

(1)	One third of rent expense is deemed to be representative of interest.